UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS FIRST-QUARTER 2014 RESULTS FOR IMMEDIATE RELEASE

Highlights

➢	Solid growth in Consolidated Net Sales and Operating Segment Income of 9.0% and 7.1%, respectively

➢	Growth in Content revenue of 4.6% in spite of the negative impact of the implementation of the must-offer ruling

➢	Royalties from Univision reached US$64.8 million, a growth of 13.1% from first quarter 2013

➢	Solid growth in Sky revenues and operating segment income of 9.7% and 10.1%, respectively

➢	Strong revenue growth in our Telecommunications segment of 15.7% after the addition of more than 133 thousand revenue generating units (RGUs) during first quarter 2014

Consolidated Results

Mexico City, D.F., April 28, 2014—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for first-quarter 2014. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the quarters ended March 31, 2014 and 2013, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2014 with 2013:

	1Q’14	Margin %	1Q’13	Margin %	Change %
Net sales	16,924.0	100.0	15,519.5	100.0	9.0
Operating segment income	6,079.7	35.3	5,675.9	35.9	7.1
Net income	1,183.8	7.0	1,533.2	9.9	(22.8)
Net income attributable to stockholders of the Company	853.9	5.0	1,069.7	6.9	(20.2)

Net sales increased 9.0% to Ps.16,924.0 million in first-quarter 2014 compared with Ps.15,519.5 million in first-quarter 2013. This increase was mainly attributable to revenue growth in Telecommunications, Sky, and Content segments. Operating segment income increased 7.1%, reaching Ps.6,079.7 million with a margin of 35.3%.

Net income attributable to stockholders of the Company decreased to Ps.853.9 million in first quarter 2014 compared to Ps.1,069.7 million in first quarter 2013. The net decrease of Ps.215.8 million primarily reflected (i) a Ps.496.1 million increase in other expense, net, as a result of the absence of other income from Univision in the amount of US$30 million (Ps.370.2 million) in first quarter 2013, related to the release of certain carriage rights with DirecTV held by us in the United States; and (ii) a Ps.278.3 million increase in finance expense, net. These unfavorable variances were partially offset by (i) a Ps.272.6 million decrease in income taxes; (ii) a Ps.133.6 decrease in net income attributable to non-controlling interests; (iii) a Ps.89.5 million increase in operating income before other (expense) income, net; and (iv) a Ps.62.9 million decrease in share of loss of joint ventures and associates, net.

First-quarter Results by Business Segment

In order to simplify our reporting, starting this quarter, we will be including our Publishing business as part of our Other Businesses segment.

The following table presents first-quarter consolidated results ended March 31, 2014 and 2013, for each of our business segments. Consolidated results for 2014 and 2013 are presented in millions of Mexican pesos.

Net Sales	1Q’14%		1Q’13%		Change %
Content	6,641.8	38.5	6,348.1	40.1	4.6
Sky	4,199.2	24.4	3,826.8	24.2	9.7
Telecommunications	4,600.6	26.7	3,976.5	25.2	15.7
Other Businesses	1,787.5	10.4	1,661.6	10.5	7.6
Segment Net Sales	17,229.1	100.0	15,813.0	100.0	9.0
Intersegment Operations1	(305.1)		(293.5)		(4.0)
Net Sales	16,924.0		15,519.5		9.0

Operating Segment Income2	1Q’14	Margin %	1Q’13	Margin %	Change %
Content	2,400.1	36.1	2,378.6	37.5	0.9
Sky	1,947.7	46.4	1,768.5	46.2	10.1
Telecommunications	1,627.2	35.4	1,417.9	35.7	14.8
Other Businesses	104.7	5.9	110.9	6.7	(5.6)
Operating Segment Income	6,079.7	35.3	5,675.9	35.9	7.1
Corporate Expenses	(307.5)	(1.8)	(261.0)	(1.7)	(17.8)
Depreciation and Amortization	(2,626.7)	(15.5)	(2,358.9)	(15.2)	(11.4)
Other (Expense) Income, net	(161.8)	(1.0)	334.3	2.2	N/A
Operating Income	2,983.7	17.6	3,390.3	21.8	(12.0)

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other (expense) income, net.

Content	First-quarter sales increased 4.6% to Ps.6,641.8 million compared with Ps.6,348.1 million in first-quarter 2013.

	Millions of Mexican pesos	1Q’14%		1Q’13%		Change %
	Advertising	4,552.6	68.5	4,207.7	66.3	8.2
	Network Subscription Revenue	688.1	10.4	870.9	13.7	(21.0)
	Licensing and Syndication	1,401.1	21.1	1,269.5	20.0	10.4
	Net Sales	6,641.8	100.0	6,348.1	100.0	4.6

Advertising
Advertising revenue increased by 8.2%. In spite of a challenging economic environment, these results reflect stronger advertising revenues in our broadcasting channels, and pay-TV networks. In our free-to-air channels the health and personal care categories performed particularly well. Advertising in pay-TV networks increased 41.1% and represented 5.8% of our advertising revenues.

Network Subscription Revenue
First-quarter Network Subscription Revenue decreased by 21.0% to Ps.688.1 million compared with Ps.870.9 million in first-quarter 2013. These results reflect forgone revenue as a result of the implementation of the must-offer ruling that came into effect with the constitutional reform in matters of telecommunications. Among other measures, this reform requires us to allow the retransmission free of charge and on a non-discriminatory basis of free-to-air television signals to pay-TV licensees that operate in the same area of geographic coverage, subject to certain conditions being met.

Licensing and Syndication
First-quarter Licensing and Syndication revenue increased by 10.4% to Ps.1,401.1 million compared with Ps.1,269.5 million in first-quarter 2013. The increase is explained mainly by an increase of 13.1% in royalties from Univision, to US$64.8 million in first-quarter 2014 from US$57.3 million in first-quarter 2013. The other revenue components of Licensing and Syndication, royalties from Netflix and exports to the rest of the world, remained relatively stable.

First-quarter operating segment income increased 0.9% to Ps.2,400.1 million compared with Ps.2,378.6 million in first-quarter 2013. The margin was 36.1%. The drop in the margin of 140 basis points from same quarter last year is more than explained by the implementation of the must-offer ruling. Excluding the effect of the ruling, margins would have expanded by approximately 200 basis points.

Sky
First-quarter sales increased by 9.7% to Ps.4,199.2 million compared with Ps.3,826.8 million in first-quarter 2013. The increase was driven by the growth in the subscriber base in Mexico, which is explained by the success of Sky’s low-cost offerings. The number of net active subscribers increased by 138,815 during the quarter to 6,154,290 as of March 31, 2014, compared with 5,413,012 as of March 31, 2013. Sky ended the quarter with 202,291 subscribers in Central America and the Dominican Republic.

First-quarter operating segment income increased 10.1% to Ps.1,947.7 million compared with Ps.1,768.5 million in first-quarter 2013, and the margin was 46.4%, practically flat from same quarter last year. Sky benefited from lower programming costs resulting from the must-offer ruling, which were almost entirely compensated by higher programming expenses related mainly to the transmission of certain matches of the 2014 World Cup.

Telecommunications
First-quarter sales increased 15.7% to Ps.4,600.6 million compared with Ps.3,976.5 million in first-quarter 2013. Our three cable companies continue to benefit from the fast adoption of voice and data services. As of the end of first quarter 2014, voice to video penetration reached 37% and data to video penetration reached 69%. Voice and data revenue generating units, or RGUs, grew 20.1% and 26.4% compared with first-quarter 2013, respectively, and video RGUs grew 6.5%. Bestel revenues increased 14.0% compared with first-quarter 2013 mainly as a result of higher managed services sales.

The following table sets forth the breakdown of subscribers for each of our three cable subsidiaries as of March 31, 2014.

1Q’14	Cablevisión	Cablemás	TVI	Total
Video	863,641	1,195,801	459,288	2,518,730
Broadband	684,965	743,753	321,680	1,750,398
Voice	419,272	362,891	160,716	942,879
RGUs	1,967,878	2,302,445	941,684	5,212,007

First-quarter operating segment income increased 14.8% to Ps.1,627.2 million compared with Ps.1,417.9 million in first-quarter 2013, and the margin was 35.4%, practically flat with same quarter last year. Our Telecommunications business benefited from lower programming costs, as a result of the must-offer ruling, which were partially compensated by higher personnel costs and selling expenses. These are consequence of the efforts we initiated in third quarter 2013 to expand our sales infrastructure.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our four telecommunications subsidiaries for the quarter.

Millions of Mexican pesos	Cablevisión	Cablemás	TVI	Bestel
Revenue(1)	1,557.4	1,650.7	736.5	765.8
Operating Segment Income(1)	644.5	562.7	328.8	195.9
Margin	41.4%	34.1%	44.6%	25.6%

(1) These results do not include consolidation adjustments of Ps.109.8 million in revenues nor Ps.104.7 million in Operating Segment Income, which are considered in the consolidated results of Telecommunications.

Other Businesses
First-quarter sales increased 7.6% to Ps.1,787.5 million compared with Ps.1,661.6 million in first-quarter 2013. Businesses that performed well include feature-film distribution, gaming, radio, and soccer. The soccer business benefited from player related transactions and higher ticket sales, while the radio business saw an increase in advertising revenues. Finally, the feature-film distribution business distributed hits such as “Cásese Quien Pueda” and “The Hunger Games: Catching Fire”. This effect was partially compensated by lower revenues in our publishing and publishing distribution businesses.

First-quarter operating segment income decreased 5.6% to Ps.104.7 million compared with Ps.110.9 million in first-quarter 2013, mainly reflecting higher costs in the soccer, radio, feature-film distribution, and gaming business. This effect was partially compensated by lower costs and expenses in our publishing business.

Corporate Expenses

Share-based compensation expense in first quarter 2014 and 2013 amounted to Ps.171.6 million and Ps.123.2 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Expense or Income, net

Other expense, net, increased by Ps.496.1 million to Ps.161.8 million for first quarter 2014, compared with other income, net, of Ps.334.3 million for first quarter 2013. This increase primarily reflected the absence of other income from Univision in the amount of US$30 million (Ps.370.2 million) in first quarter 2013, related to the release of certain carriage rights with DirecTV held by us in the United States. To a lesser extent, it also reflected a higher loss on disposition of property and equipment, and an increase in expense related to financial advisory and professional services.

Non-operating Results

Finance Expense, net

The following table sets forth the finance expense (income), net, stated in millions of Mexican pesos for the quarters ended March 31, 2014 and 2013.

	1Q’14	1Q’13	Increase (decrease)
Interest expense	1,239.4	1,104.5	134.9
Interest income	(271.4)	(301.9)	30.5
Foreign exchange loss (gain), net	108.8	(47.3)	156.1
Other finance expense, net	41.0	84.2	(43.2)
Finance expense, net	1,117.8	839.5	278.3

The finance expense, net increased by Ps.278.3 million, or 33.2%, to Ps.1,117.8 million for first quarter 2014 from Ps.839.5 million for first quarter 2013. This increase  primarily reflected (i) a Ps.156.1  million increase in foreign  exchange loss resulting primarily from an unfavorable effect of an average 1.3% depreciation of the Mexican peso against the US dollar in first quarter 2014 compared with an average 1.6% appreciation in first quarter 2013; (ii) a Ps.134.9 million increase in interest expense, due primarily to a higher average principal amount of debt and finance lease obligations in first quarter 2014; and (iii) a Ps.30.5 million decrease in interest income primarily explained by a lower average of cash, cash equivalents and temporary investments in first quarter 2014. These unfavorable effects were partially offset by a Ps.43.2 million decrease in other finance expense, net, resulting primarily from lower loss in derivative financial instruments.

Share of Loss of Joint Ventures and Associates, net

Share of loss of joint ventures and associates, net, decreased by Ps.62.9 million, or 24.1%, to Ps.198.6 million in first quarter 2014 from Ps.261.5 million in first quarter 2013. Share of loss of joint ventures and associates, net, for first quarter 2014, primarily consisted of our share of loss of GSF, our 50% joint venture in the Iusacell telecom business, which was partially offset by our share of income of BMP.
Income Taxes

Income taxes decreased by Ps.272.6 million, or 36.1%, to Ps.483.5 million in first quarter 2014 compared with Ps.756.1 million in first quarter 2013. This decrease reflected primarily a lower income tax base.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.133.6 million, or 28.8%, to Ps.329.9 million in first quarter 2014, compared with Ps.463.5 million in first quarter 2013. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Telecommunications segment.

Other Relevant Information

Capital Expenditures and Investments

During first quarter 2014, we invested approximately US$190.6 million in property, plant and equipment as capital expenditures, including approximately US$93.9 million for our Telecommunications segment, U.S.$73.4 million for our Sky segment, and US$23.3 million for our Content segment and other businesses.

Our investment in property, plant and equipment in our Telecommunications segment during first quarter 2014 included approximately US$16.6 million for Cablevisión, US$52.8 million for Cablemás, US$22.6 million for TVI, and US$1.9 million for Bestel.

Debt and Finance Lease Obligations

The following table sets forth our total debt and finance lease obligations as of March 31, 2014 and December 31, 2013. Amounts are stated in millions of Mexican pesos.

	Mar 31, 2014	Dec 31, 2013	Increase (decrease)
Short-term debt and current portion of long-term debt	329.4	312.7	16.7
Long-term debt, net of finance costs of Ps.789.8 and Ps.807.0 as of March 31, 2014 and December 31, 2013, respectively	59,636.9	59,743.1	(106.2)
Total debt	59,966.3	60,055.8	(89.5)

Current portion of finance lease obligations	328.5	424.7	(96.2)

Long-term finance lease obligations	4,437.2	4,494.5	(57.3)

Total finance lease obligations	4,765.7	4,919.2	(153.5)

As of March 31, 2014, our consolidated net debt position (total debt less cash and cash equivalents, temporary investments, and non-current held-to-maturity and available-for-sale investments) was Ps.33,041.8 million. The aggregate amount of non-current held-to-maturity and available-for-sale investments as of March 31, 2014, amounted to Ps.4,747.1 million.

Shares Outstanding

As of March 31, 2014 and December 31, 2013, our shares outstanding amounted to 335,485.2 million and 335,501 million shares, respectively, and our CPO equivalents outstanding amounted to 2,867.4 million and 2,867.5 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of March 31, 2014 and December 31, 2013, the GDS (Global Depositary Shares) equivalents outstanding amounted to 573.5 million and 573.5 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

About Televisa

Televisa is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It operates four broadcast channels in Mexico City, produces and distributes 24 pay-TV brands for distribution in Mexico and the rest of the world, and exports its programs and formats to the U.S. through Univision Communications Inc. (“Univision”) and to other television networks in over 50 countries. Televisa is also an active participant in Mexico’s telecommunications industry. It has a majority interest in Sky, a leading direct-to-home satellite television system operating in Mexico, the Dominican Republic and Central America and in four telecommunications businesses: Cablevisión, Cablemás, TVI, and Bestel. Through its cable companies, Televisa offers video, voice, and broadband services. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal Internet portal, and gaming. In addition, Televisa has a 50% equity stake in GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”), the controlling company of Grupo Iusacell, S.A. de C.V. (“Iusacell”), Mexico’s third largest mobile telecom provider in terms of subscribers. In the United States, Televisa has equity and debentures that, upon conversion and subject to any necessary approval from the Federal Communications Commission (“FCC”) in the United States, would represent approximately 38% on a fully diluted, as-converted basis of the equity capital in Broadcasting Media Partners, Inc. (“BMP”), the controlling company of Univision, the leading media company serving the United States Hispanic market.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information data)

###

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Eduardo Nestel / Tel: (52 55) 5261 2438 / enestel@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / rmoctezumag@televisa.com.mx

www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2014 AND DECEMBER 31, 2013
(Millions of Mexican Pesos)

	March 31,		December 31,
	2014		2013
ASSETS	(Unaudited)		(Unaudited)

Current assets:
Cash and cash equivalents	Ps.	18,416.1	Ps.	16,692.0
Temporary investments		3,761.3		3,723.0
Trade notes and accounts receivable, net		16,241.1		20,734.1
Other accounts and notes receivable, net		2,353.4		2,405.9
Derivative financial instruments		1.1		3.4
Due from affiliated companies		1,139.2		1,353.6
Transmission rights and programming		6,481.7		4,970.6
Inventories, net		1,741.9		1,718.4
Other current assets		2,600.6		1,606.7
Total current assets		52,736.4		53,207.7

Non-current assets:
Derivative financial instruments		2.4		4.9
Transmission rights and programming		9,234.8		9,064.9
Investments in financial instruments		38,172.0		38,016.4
Investments in joint ventures and associates		18,064.8		18,250.8
Property, plant and equipment, net		53,253.7		53,476.5
Intangible assets, net		11,265.7		11,382.3
Deferred income taxes		10,859.2		10,608.8
Other assets		101.2		96.6
Total non-current assets		140,953.8		140,901.2
Total assets	Ps.	193,690.2	Ps.	194,108.9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2014 AND DECEMBER 31, 2013
(Millions of Mexican Pesos)

	March 31,		December 31,
	2014		2013
LIABILITIES	(Unaudited)		(Unaudited)

Current liabilities:
Short-term debt and current portion of long-term debt	Ps.	329.4	Ps.	312.7
Current portion of finance lease obligations		328.5		424.7
Trade payables		11,906.1		10,719.5
Customer deposits and advances		19,537.2		21,962.9
Income taxes payable		794.9		642.4
Other taxes payable		688.7		1,050.0
Interest payable		949.4		796.2
Employee benefits		793.4		857.9
Due to affiliated companies		27.0		183.3
Other accrued liabilities		3,545.5		3,333.5
Total current liabilities		38,900.1		40,283.1
Non-current liabilities:
Long-term debt, net of current portion		59,636.9		59,743.1
Finance lease obligations, net of current portion		4,437.2		4,494.5
Derivative financial instruments		324.4		335.3
Customer deposits and advances		866.4		474.0
Income taxes payable		6,368.2		6,800.8
Other long-term liabilities		3,103.4		3,318.9
Post-employment benefits		105.1		79.8
Total non-current liabilities		74,841.6		75,246.4
Total liabilities		113,741.7		115,529.5

EQUITY
Capital stock		4,978.1		4,978.1
Additional paid-in-capital		15,889.8		15,889.8
		20,867.9		20,867.9
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		54,918.5		47,010.6
Net income for the period		853.9		7,748.3
		57,911.4		56,897.9
Accumulated other comprehensive income, net		3,463.4		3,394.0
Shares repurchased		(12,848.4)		(12,848.4)
		48,526.4		47,443.5
Equity attributable to stockholders of the Company		69,394.3		68,311.4
Non-controlling interests		10,554.2		10,268.0
Total equity		79,948.5		78,579.4
Total liabilities and equity	Ps.	193,690.2	Ps.	194,108.9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(Millions of Mexican Pesos)

	Three months ended March 31,
	2014		2013
	(Unaudited)		(Unaudited)

Net sales	Ps.	16,924.0	Ps.	15,519.5

Cost of sales		9,737.1		8,988.2

Selling expenses		1,954.2		1,572.7

Administrative expenses		2,087.2		1,902.6
Income before other (expense) income		3,145.5		3,056.0
Other (expense) income, net		(161.8)		334.3
Operating income		2,983.7		3,390.3
Finance expense		(1,389.2)		(1,188.7)
Finance income		271.4		349.2
Finance expense, net		(1,117.8)		(839.5)
Share of loss of joint ventures and associates, net		(198.6)		(261.5)
Income before income taxes		1,667.3		2,289.3
Income taxes		483.5		756.1
Net income	Ps.	1,183.8	Ps.	1,533.2

Net income attributable to:
Stockholders of the Company	Ps.	853.9	Ps.	1,069.7
Non-controlling interests		329.9		463.5
Net income	Ps.	1,183.8	Ps.	1,533.2
Basic earnings per CPO attributable to stockholders of the Company	Ps.	0.30	Ps.	0.38

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 29, 2014	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel